January 23, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Replidyne, Inc.
Registration Statement on Form S-4
Registration File No. 333-155887
Ladies and Gentlemen:
The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-4 (the “Filing”) to become effective at 2:30 p.m. Eastern Time on January 26, 2009 or as soon thereafter as is practicable.
In connection with this request, the undersigned registrant hereby acknowledges that:
     (i) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;
     (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and the accuracy of the disclosure in the Filing; and
     (iii) the undersigned registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
Replidyne, Inc.

By:	/s/ Kenneth J. Collins
Kenneth J. Collins
President and Chief Executive Officer

cc:	Mark L. Smith, Replidyne, Inc.
James C.T. Linfield, Esq., Cooley Godward Kronish llp
Laura M. Medina, Esq., Cooley Godward Kronish llp
Robert K. Ranum, Esq., Fredrikson & Byron, P.A.
Alexander Rosenstein, Esq., Fredrikson & Byron, P.A.
David L. Martin, Cardiovascular Systems, Inc.